Exhibit 99.2

CERTIFICATE of QUALIFIED PERSON - U Engelmann

I, Uwe Engelmann, do hereby certify that:-
1.	I am a Director of Minxcon (Pty) Ltd Suite 5, Coldstream Office Park, 2 Coldstream Street, Little Falls, Roodepoort, South Africa
2.	I graduated with a BSc Honours (Geology) degree from the University of the Witwatersrand in 1991.
3.
I have more than 18 years’ experience in the mining and exploration industry. This includes eight years as an Ore Resource Manager at the Randfontein Estates Projects on the West Rand. I have completed a number of assessments and technical reports pertaining to various commodities, including gold, using approaches described by the Canadian Code for reporting of Resources and Reserves - National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“ NI43-101 ”).

4.
I am affiliated with the following professional associations which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in NI43- 101):-

Class	Professional Society	Year of Registration
Member	Geological Society of South Africa (MGSSA No. 966310)	2010
Professional Natural Scientist	South African Council for Natural Scientific Professions (Pr.Sci.Nat. Reg. No. 400058/08)	2008

5.
I am responsible for Items 1-3, 6-14, 23-27 of the technical report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe” prepared for Caledonia Mining Corporation with an effective date of 9 July 2015 (the “Report”).

6.
I have read the definition of “QualifiedPerson” set out in NI43-101 and certify that by reason of my education, affiliation with professionalassociations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Report.

7.	I have read NI43-101 and the Report has been prepared in compliance with it.
8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9.	The facts presented in the Report are, tothe best of my knowledge, correct.
10.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.
11.
I have neither prior involvement, nor present or prospective interest in the subject property or asset and have no bias with respect to the assets that are the subject of the Report, or to the parties involved with the assignment.

12.	I am independent of the issuer. My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.
13.
I undertook a personal inspection of the property from 22 to 24 October 2014, and spent time at the mine, the treatment plant, the waste dumps, and the sample assay laboratory and data management section.

Yours faithfully,

________________________________
U ENGELMANN
BSc (Zoo. & Bot.), BSc Hons (Geol.)
Pr.Sci.Nat., MGSSA
DIRECTOR, MINXCON
Date of Sign-off: 9 July 2015